Exhibit 99.1

SeaBright Insurance Holdings, Inc. 1501 4th Avenue Suite 2600 Seattle, WA 98101	Contact: SeaBright Insurance Holdings, Inc. Dean Rappleye 206-269-8504 investor@sbic.com

Chung to Retire from SeaBright Board of Directors

SEATTLE, WA - January 15, 2010 – SeaBright Insurance Holdings, Inc. (NYSE: SBX) today announced that Peter Y. Chung has informed John Pasqualetto, the company’s president, chairman and chief executive officer, that he will retire from the company’s board of directors and will not stand for re-election.  Mr. Chung will continue to serve as a director until the company’s 2010 Annual Meeting of Stockholders.  Mr. Chung said his decision will allow him to focus more time on his responsibilities as a managing director of Summit Partners, L.P.

Mr. Pasqualetto said, “Peter has been a tremendous asset to SeaBright for many years, from SeaBright’s inception to this point in its history.  We thank him for the unique insights and breadth of experience he has brought to SeaBright Insurance Holdings, Inc., his role on the board, and for the value he has provided to SeaBright’s management and its stockholders”

“I have been honored to have served as part of the SeaBright team for almost seven years.  SeaBright is an extraordinary company with a distinguished track record of disciplined, consistent performance through every phase of the business cycle,” said Mr. Chung. ”My decision to retire from the board is based solely on the increasing demands on my time at Summit Partners.  Although I will not stand for re-election, I will serve as a director for the remainder of my term and will continue to work actively with John and my other fellow Board members.”

Mr. Chung has been a member of the SeaBright board since July 2003. His current role includes serving as chair of the compensation committee, as well as a member of the nominating and corporate governance committee. He is a managing director of Summit Partners, L.P., a private equity and venture capital firm, where he has been employed since August 1994.

About SeaBright Insurance Holdings, Inc.
SeaBright Insurance Holdings, Inc. is an insurance holding company whose wholly owned subsidiary, SeaBright Insurance Company, operates as a specialty underwriter of multi-jurisdictional workers' compensation insurance.  SeaBright Insurance Company distributes its maritime, alternative dispute resolution and state act products through selected independent insurance brokers and through its in-house wholesale broker affiliate, PointSure Insurance Services.  SeaBright Insurance Company provides workers' compensation coverage to employers in selected regions nationwide.  To learn more about SeaBright Insurance Company and SeaBright Insurance Holdings, Inc., visit our website at www.sbic.com.

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